SNOW LAKE RESOURCES LTD.

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

April 4, 2022

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E. Washington, D.C. 20549

Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:	Snow Lake Resources Ltd.

Registration Statement on Form F-1

Filed April 4, 2022

File No. 333-264098

Ladies and Gentlemen:

We hereby submit the responses of Snow Lake Resources Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 4, 2022, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-1 filed on April 4, 2022. Concurrently with the submission of this letter, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1

Cover page

1.	We note your revised disclosure that the selling shareholder has entered into an underwriting agreement with ThinkEquity, which is filed as an exhibit with your registration statement. Please revise the prospectus cover page to provide disclosure responsive to Items 501(b)(2) and (3) of Regulation S-K, including disclosing the underwriting arrangement including the overallotment option, and tabular disclosure of the price to the public of the securities, the underwriter's discounts and commissions, and the selling shareholder's net proceeds, on both a per share or unit basis and for the total amount of the offering. See Item 1 of Form F-1.

RESPONSE: In response to the Staff’s comments, we have revised the prospectus cover page to provide disclosure responsive to Items 501(b)(2) and (3) of Regulation S-K.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (519) 909-8745 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

SNOW LAKE RESOURCES LTD.

By:	/s/ Philip Gross
Name:	Philip Gross
Title:	Chief Executive Officer and Director

cc: Louis A. Bevilacqua, Esq.

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